ING Life Insurance and Annuity Company
and its Variable Annuity Account C

University of Texas System Retirement Programs

Supplement dated December 6, 2010 to the Contract Prospectus and Contract Prospectus Summary each dated April 30, 2010, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus and Contract Prospectus Summary. Please read it carefully and keep it with your current variable annuity Contract Prospectus and Contract Prospectus Summary for future reference.

Effective July 30, 2010, ING Funds Distributor, LLC changed its name to ING Investments Distributor, LLC. Accordingly, all references to ING Funds Distributor, LLC in the Contract Prospectus and the contract Prospectus Summary are deleted and replaced with ING Investments Distributor, LLC.

Please Note: The following information only affects you if you currently invest or plan to invest in a subaccount that corresponds to the funds referenced below.

Important Information Regarding Fund Changes

1. **Effective May 1, 2010**, RiverSource Investments, LLC, the investment adviser for the RiverSource Diversified Equity Income Fund, changed its name to Columbia Management Investment Advisers, LLC.

    Effective September 27, 2010, the RiverSource Diversified Equity Income Fund changed its name to Columbia Diversified Equity Income Fund.

    Effective as of the close of business on December 31, 2010, Class R4 of the Columbia Diversified Equity Income Fund will be closed to new investors and new accounts. Notwithstanding, Columbia Diversified Equity Income Fund (Class R4) will be available only to plans that have invested in the fund prior to January 1, 2011 or have approved the fund as an investment prior to January 1, 2011 and then have invested in the fund by March 31, 2011.

2. **Effective August 31, 2010**, the following funds changed from non-diversified to diversified:
    *   ING Clarion Global Real Estate Portfolio
    *   ING Wells Fargo Health Care Portfolio

3. **Effective after the close of business on or about January 21, 2011,** the following fund name changes, subadviser changes, and/or investment objective changes will occur:

    The **ING Marsico International Opportunities Portfolio** will:
    *   Change its subadviser to T. Rowe Price Associates, Inc.; and
    *   Change its name to ING T. Rowe Price International Stock Portfolio.

    The **ING Oppenheimer Global Strategic Income Portfolio** will:
    *   Change its subadviser to ING Investment Management Co. ("ING IM"), under an interim-subadvisory agreement;
    *   Change its name to ING Global Bond Portfolio; and
    *   Change its investment objective to "Seeks to maximize total return through a combination of current income and capital appreciation."

Subject to shareholder approval, the **ING Pioneer Equity Income Portfolio** will:
- Change its subadviser to ING Investment Management Co. ("ING IM"), as well as add ING Investment Management Advisors, B.V., and ING Investment Management Asia/Pacific (Hong Kong) Limited as subadvisers;
- Change its name to ING Large Cap Value Portfolio; and
- Change its investment objective to "Seeks long-term growth of capital and current income."

Accordingly, effective after the close of business on or about January 21, 2011, all references to ING Marsico International Opportunities Portfolio, ING Oppenheimer Global Strategic Income Portfolio and ING Pioneer Equity Income Portfolio in the Contract Prospectus and Contract Prospectus Summary are deleted and replaced with ING T. Rowe Price International Stock Portfolio, ING Global Bond Portfolio and, subject to shareholder approval of ING IM as the new subadviser, ING Large Cap Value Portfolio, respectively.

4. **Effective as of the dates noted above,** the information for the ING Clarion Global Real Estate Portfolio, ING Marsico International Opportunities Portfolio, ING Oppenheimer Global Strategic Income Portfolio, ING Pioneer Equity Income Portfolio, ING Wells Fargo Health Care Portfolio and RiverSource Diversified Equity Income Fund appearing in the Contract Prospectus under Appendix II–Description of Underlying Funds, and in the Contract Prospectus Summary under Appendix IV–Description of Underlying Funds is hereby deleted and replaced with the following:

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
RiverSource Investment Series, Inc. – Columbia Diversified Equity Income Fund *(formerly RiverSource Diversified Equity Income Fund)* **Investment Adviser:** Columbia Management Investment Advisers, LLC	Seeks to provide shareholders with a high level of current income and, as a secondary objective steady growth of capital growth.
ING Investors Trust – ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Clarion Real Estate Securities LLC	Seeks to provide investors with high total return, consisting of capital appreciation and current income.
ING Partners, Inc. – ING Global Bond Portfolio *(formerly ING Oppenheimer Global Strategic Income Portfolio)* **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Investors Trust – ING Large Cap Value Portfolio *(formerly ING Pioneer Equity Income Portfolio)* **Investment Adviser:** Directed Services LLC **Subadvisers:** ING Investment Management Co., ING Investment Management Advisors, B.V., and ING Investment Management Asia/Pacific (Hong Kong) Limited	Seeks long-term growth of capital and current income.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING T. Rowe Price International Stock Portfolio *(formerly ING Marsico International Opportunities Portfolio)* **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING Investors Trust – ING Wells Fargo Health Care Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Wells Capital Management, Inc.	Seeks long-term capital growth.

Notice of Upcoming Fund Reorganization

1. The Board of Trustees of ING Investors Trust and the Board of Directors of ING Partners, Inc. have approved a proposal to reorganize certain funds. Subject to shareholder approval, effective after the close of business on or about January 21, 2011, (the "Reorganization Date") the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING Legg Mason ClearBridge Aggressive Growth Portfolio (I Class)	ING Large Cap Growth Portfolio (Class I)

Important Information about the Upcoming Fund Reorganization

- Prior to the Reorganization Date, you may transfer amounts allocated to the subaccount that invests in the Disappearing Portfolio to any other available subaccount or any available fixed interest option. **See also the Transfers Among Investment Options section of your Contract Prospectus or the Investment Options section of your Contract Prospectus Summary for further information about making transfers, including limits on transfers.**
- On the Reorganization Date, your investment in the subaccount that invests in the Disappearing Portfolio will automatically become an investment in the subaccount that invests in the corresponding Surviving Portfolio with an equal total net asset value.
- You will not incur any fees or charges or any tax liability because of the reorganization.
- Unless you provide us with alternative allocation instructions, all future allocations directed to the subaccount that invests in the Disappearing Portfolio after the Reorganization Date will be automatically allocated to the subaccount that invests in the corresponding Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center at:

    ING
    USFS Customer Service
    Defined Contribution Administration
    P.O. Box 990063
    Hartford, CT 06199-0063
    1-800-262-3862

- After the Reorganization Date, the Disappearing Portfolio will no longer exist and all references to it in the Contract Prospectus and Contract Prospectus Summary will be replaced by the corresponding Surviving Portfolio.

2. As a consequence of the reorganization involving the ING Legg Mason ClearBridge Aggressive Growth Portfolio referenced above, effective on the Reorganization Date, Class I of the ING Large Cap Growth Portfolio will automatically be added to your contract as an investment option and all existing account balances invested in Class S of the ING Large Cap Growth Portfolio will automatically become investments in Class I of the ING Large Cap Growth Portfolio.

Fund Name and Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co.	Seeks long-term capital growth.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there will be no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.